

Mail Stop 3561

December 16, 2016

Mr. W.M. "Rusty" Rush
President and Chief Executive Officer
Rush Enterprises, Inc.
555 I.H. 35 South, Suite 500
New Braunfels, Texas  78130

>     **Re:     Rush Enterprises, Inc.**
>     **Form 10-K for Fiscal Year Ended December 31, 2015**
>     **Filed February 29, 2016**
>     **File No. 000-20797**

Dear Mr. Rush:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.  In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Financial Statements and Supplementary Data

Note 18. Segments, page 73

1. It appears that your Truck reportable segment also represents a single operating segment. Please tell us how you determined that your Truck reportable segment does not contain multiple operating segments by addressing the following comments:

   - Tell us the title and describe the role of your Chief Operating Decision Maker (CODM) and each of the individuals who report to the CODM.

   - Identify and describe the role of each of your segment managers.

   - Tell us how often the CODM meets with his direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who else attends those meetings.

- Tell us who is held accountable for each dealership and each relevant subset of dealerships, such as at the brand and regional levels, along with the title and role of the person each of these individuals reports to in the organization.

- Describe the information regularly provided to the CODM and how frequently it is prepared.

- Describe the information regularly provided to the Board of Directors and how frequently it is prepared.

- Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget.

- Describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in meetings with the CODM to discuss budget-to-actual variances.

- Describe the basis for determining the compensation for each of the individuals that report to the CODM.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or Andrew Blume, Staff Accountant at (202) 551-3254 if you have questions regarding comments, or me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products